

U.S. Securities and Exchange Commission

Division of Investment Management

January 12, 2024

VIA E-mail
Rajib Chanda, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

    Re: **Diameter Credit Company**
        File Nos. 000-56624

Dear Mr. Chanda:

  On December 15, 2023, Diameter Credit Company (the "Fund" or "Company") filed a registration statement on Form 10 in connection with the registration of the Fund's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") that also includes reference to a Series A Preferred Shares. We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

  Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

  We note that the Fund is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT

Explanatory Note (Page 2)

1. The first sentence of the first paragraph states that the Fund filed the registration statement to permit it to elect to be regulated as a BDC under the Investment Company Act of 1940

("1940 Act"). The Fund filed the election on the same date as the Form 10. When you file an amendment, please update this sentence to reflect that this election has already been made.

2. In the fifth paragraph, you state that you intend to file a notice of election. Please amend this sentence to reflect the fact that the election has already been filed.

3. Please also consider disclosing these bulleted risk factors on **Pages 2-3** immediately above the signature line in the Fund's subscription agreement.

4. The last risk factor related to investments in privately-held companies does not detail the valuation risk associated with securities issued by privately-held companies or that they are illiquid. Please add disclosure that the privately-held companies will be difficult to value and illiquid, similar to the valuation and liquidity risk detailed with respect to junk bonds.

Forward Looking Statements (Pages 4-5)

5. Please revise the last sentence of the last paragraph on **Page 5** for clarity. For example, please revise as follows: "The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 Act and section 27A of the Securities Act of 1933, which preclude civil liability for certain forward-looking statements, do not apply to the forward looking statements in this Registration Statement because we are an investment company."

Item 1. BUSINESS – The Fund (Page 6)

6. The first sentence of paragraph 3 of this section is missing a word. Add the word "that" before the phrase "refers to companies" with certain EBITDA and briefly define what EBITDA means.

7. The fifth paragraph of this section states that the Fund intends to do a private offering of its Series A Preferred Shares to a "select group of individual investors." Please explain supplementally to the staff who this select group of individuals will be, and if any of them will be affiliates of the Fund or the Adviser. The staff could have additional comments.

Item 1. Business – The Diameter Platform (Pages 6-8)

8. The first sentence of the first paragraph of this section defines Diameter to mean Diameter Capital Partners LP. However, on **Page 2**, you define Diameter to mean Diameter Capital Partners LP and its subsidiaries and affiliated entities. Please reconcile this difference. Given the ambiguity in how the term "Diameter" is defined, the staff could have additional comments about different parts of the disclosure regarding what type of entity is providing services and potential conflicts of interest.

9. On **Page 7** of this section, you state that Diameter has $14.3 billion of assets under management (AUM) "across these primary vehicles." Disclose whether Diameter refers to Diameter Capital Partners LP or the broader definition of Diameter Capital Partners LP and

its subsidiaries and affiliated entities. Explain supplementally to the staff whether Diameter has other assets under management in "non-primary vehicles" and consider adding disclosure as to Diameter's total AUM if it differs from the AUM in the primary vehicles.

Item 1. Business – The Adviser (Pages 7-8)

10. The third paragraph of this section on **Page 7** details the Investment Committee of the Adviser. Please explain supplementally to the staff, and add disclosure of each member on the Investment Committee, the name of the Diameter affiliate who employs them, and how the entity employing the Investment Committee member is affiliated to the Fund or the Adviser. Finally, explain to the staff, and add disclosure, if appropriate, whether these individuals serve on the Investment Committee of other Diameter entities with similar investment objectives or that invest in similar investments as the Fund.

11. The first full paragraph on **Page 8** refers to a Resource Sharing Agreement with Diameter. Explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the 1940 Act.

    a) In your response, address: (i) specific services Diameter and its employees will provide on the Adviser's behalf and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which theAdviser will depend on Diameter personnel; (iii) whether Diameter personnel who provide investment advice with respect to the Fund will be supervised persons of theAdviser under Section 202(a)(25) of the Advisers Act; (iv) whether and what fees are paid to Diameter and by whom and whether or not they are paid pursuant to the Resource Sharing Agreement; (vi) whether Diameter is considered a fiduciary with respect to the Company; (vi) explain whether the personnel being provided to the Fund are personnel of Diameter or any of its affiliates and explain how the entities are affiliated with Diameter and the Adviser and Fund (*i.e,* controlled subsidiaries, wholly or majority owned), (vii) explain the registration status of each such affiliate; and (viii) where the affiliate is domiciled.

    b) Provide us with the Resource Sharing Agreement to review.

Item 1. Business – Portfolio Management (Page 8)

12. The only paragraph in this section details that portfolio management decisions regarding industry and sector composition and position sizing will be made by the Co-CEOs in consultation with the Managing Partners of Diameter. Explain how the Co-CEOs decision making in this sentence is consistent with the powers of the Investment Committee described in the preceding paragraph.

Item 1. Business – Administrator (Page 9)

13. The second paragraph of this section discloses that the Administrator can retain affiliates to provide certain administrative services to the Fund. Explain supplementally to the staff what

type of affiliates (*i.e.,* controlled affiliates or affiliated in some other way) may provide such services and whether these affiliates will all be domiciled in the United States.

Item 1. Business – Investment Strategy (Pages 9-10)

14. The staff notes that the name of the Fund includes the term "credit." Rule 35d-1 under the Act requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least *80%* of its assets in the type of investment suggested by its name. In light of the Fund's name, please clarify that the Fund will invest at least *80%* of its assets in credit investments, and disclose what the qualifies as a credit investment (*e.g.*, debt). If preferred shares are to be included in the 80% policy (*see* **Page 60** that discusses the risks of investments in preferred shares), please define credit securities to include preferred stock.

15. In the second full paragraph on **Page 10**, please define how you interpret "growth" or "stable" industries.

16. The investment strategy and principal strategies appears to be broken up into sections entitled "Investment Strategy**" (Pages 9-10)**, "Targeted Portfolio Metrics" **(Pages 10-11)**, "Disciplined Investment Philosophy" **(Page 12)**, "Portfolio Structure" **(Page 12)** and "Investment Focus" (Page 13) which makes it difficult to understand the Fund's investment strategies. Consider grouping and discussing the Fund's investment objective and principal strategies together rather than separating them with other items in between that, although relevant, do not discuss the Fund's principal strategies and investments.

17. The third full paragraph on **Page 10** states that the Fund could issue additional series of preferred shares in the future. Please explain to the staff supplementally how that statement is consistent with the statement in the first sentence of the preceding paragraph that the Fund may issue one class of shares senior to the common shares.

18. In the last full paragraph on **Page 10,** you reference unitranche loans. Please confirm if any of the loans held by the Fund are uni-tranche loans (*i.e.*, co-lending arrangements). Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the staff of the following:

    a) Whether the Fund has any specific accounting policies it applies to co-lending arrangements;

    b) How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

    c) The impact of such arrangements on the calculation of interest income under the effective interest method; and

    d)   Whether any of the co-lenders under these arrangements are affiliates.

19. The first full paragraph on **Page 11** states that the Fund seeks to achieve its investment objective with "downside protection." Please disclose the strategies on how the Fund attempts to achieve downside protection. There is significant risk disclosure later in the Registration Statement that discusses derivatives. If the Fund anticipates using derivatives to achieve this downside protection please disclose how the Fund will use derivatives to achieve downside protection.

20. The first full paragraph on **Page 11** also states that the Fund targets a diversified portfolio. However, the Fund is classified as a non-diversified fund (*see*, **Page 42**) that lists the non-diversification status of the Fund). Please add disclosure here that the Fund is non-diversified and the impact, and then state that the Fund will target a diversified portfolio.

21. The principal risks section does not include concentration risk but the Registration Statement sometimes uses the word concentration in connection with the discussion of the Fund's non-diversified status. Please confirm supplementally to the staff whether the Fund anticipates concentrating in any industry or if it reserves the right to so concentrate. If it does, consider adding disclosure in the first full paragraph on **Page 11** and appropriate risk disclosure.

Item 1. The Business- The Private Offering (Pages 14-15)

22. The third paragraph of this section includes in italics the statement that there could be severe economic consequences to defaulting shareholders. Please bold this sentence for added emphasis and add a cross reference to the detailed discussion on **Page 78** of the Registration Statement. Please disclose the potential consequences of an investor's failure to meet Capital Commitments.

23. The second full paragraph on **Page 15,** states that a tender offer could be conducted at NAV or other applicable measurement. Please explain supplementally to the staff what other applicable measurements could be.

24. The last paragraph on **Page 15** states that the Fund will do a concurrent offering of Preferred Shares to a "select group of individuals." Please advise staff supplementally if these individuals will be affiliated with the Fund or Diameter. if so consider adding disclosure that the voting rights of these preferred shares with the interested trustee could mean that affiliates of the Adviser would control the BDC.

Item 1. The Business, Advisory Agreement, Administration Agreement and Other Agreements (Pages 17-24)

25. In the section entitled "*Incentive Fee*" on **Page 18,** please provide a graphical representation of the income-related portion of any incentive fee.

26. Please consider adding, after the section entitled **Fee Waiver** on **Page 20** (or another appropriate place in this section), a fee table that conforms to the requirements of Item 3.1 of Form N-2. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

27. The section entitled "**Administrative Agreement**" on **Page 20** describes the administrative services and common expenses to be allocated to the Fund. Please disclose if there a limit on the administrative fee payable by Fund shareholders and if there is no such limit, please disclose that fact.

28. In the section entitled **"Sub-Administration Agreement"** on **Page 21**, please confirm and disclose if the Fund will be paying the sub-administration fees or if these fees are paid directly from the administrator fees.

29. In the last full paragraph of the section entitled "**Expense Support and Conditional Reimbursement Agreement"** on **Page 22**, please disclose that this is a royalty-free license to conform to later disclosure.

30. The section entitled "*Payment of our Expenses*" on **Pages 22-24** contains a comprehensive list of expenses that the Fund will be responsible for paying. The second full paragraph of this section contains a qualifier that the expenses "include but are not limited to" the following comprehensive list. Consider removing this qualifier or include disclosure about the other types of unlisted expenses that the Fund would be responsible for paying.

Item 1A. Risk Factors, Risk Factor Summary (Pages 42-44)

31. In the second bullet in section entitled "*Risks Related to our Business and Structure*" on **Page 42**, please add a cross reference to the section of the Registration Statement that discusses the power of the Board to change the Declaration of Trust without shareholder approval.

32. In the section entitled "*Risks Related to our Business and Structure*" on **Page 42**, please add a sentence to the second to the last bullet to the effect that these provisions do not apply to claims under the federal securities laws.

33. In the section entitled "*Risks Related to Our Portfolio Company Investments"* in the second bullet on **Page 43,** please tie the previous bullet (lack of information) together with lack of readily available market prices that could impact the valuation of the Fund's holdings.

34. The section entitled "*Risks Related to Our Portfolio Company Investments"* contains a bullet that states "the new market structure applicable to derivatives imposed by the Dodd-Frank Act may affect our ability to use over-the-counter ("OTC") derivatives for hedging purposes." Please explain supplementally to the staff why this is a principal risk, and if it is, please add principal strategy disclosure about how the Fund will utilize derivatives.

35. The section entitled "*Risks Related to the Adviser and its Affiliates; Conflict of Interest*" contains a bullet on **Page 44** that states "Our Adviser and its affiliates, officers and employees may face certain conflicts of interest."   In more detailed risk disclosure on **Page 81**, you state that the Adviser and its affiliate, including our officers and interested Trustees could face conflicts of interest. Please amend the summary bullet on **Page 44** to include "Interested Trustees."

Item 1A. Risk Factors, Risks Related to Our Business and Structure (Pages 44-59)

36. Under the heading, "***Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital***" on **Page 45,** the disclosure says, "[t]o securitize loans, the Company may create a wholly owned subsidiary…" To the extent that the Company will have primary control over any entities that engage in investment activities in securities or other assets, please respond to the following comments. Note that a primarily controlled entity is an entity that the Company controls, as defined in Section 2(a)(9) of 1940 Act, and for which the Company's control of the entity is greater than that of any other person.

    a. Disclose that "subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.

    b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary, so that the Company treats the subsidiary's debt as its own for purposes of Section 61.

    c. Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company's and the subsidiary's investment advisory agreements may be combined.

    d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiary, if any.

    e. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

    f. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.

g. Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

h. Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i. For any wholly-owned subsidiary of the Company, please confirm that a subsidiary's management fee (including any performance fee) will be included in the "Management Fee" line item of any fee table the Company discloses and a subsidiary's expenses will be included in the "Other Expenses" line item of any such fee table.

Item 1A. Risk Factors, Risks Related to Portfolio Company Investments (Pages 59-74)

37. The section entitled "***The value of most of our portfolio securities will not have a readily available market price and we value these securities at fair value as determined in good faith by our Board, which valuation is inherently subjective, may not reflect what we may actually realize for the sale of the investment and could result in a conflict of interest with the Adviser***" on **Page 63** contains a discussion of the difficulty valuing investments with no readily market price. Please add disclosure that valuation of these investments also may be hampered by the lack of other available public information about these private companies.

38. The section entitled "***Our investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments***" on **Page 70** contains a description of the risks of investing in foreign companies but contains no discussion of the risks of investing in emerging market countries. Confirm to the staff that the Fund does not anticipate investing in debt securities of emerging market companies. If the Fund anticipates such investments, please add into the principal strategies and add appropriate risk disclosure.

Item 1A Risk Factors, Risks Related to Our Securities (Pages 74-80)

39. The section entitled "***Risks related to warehousing transactions***" on **Page 80** states that the Fund may engage in warehousing transactions.

a) Please provide an analysis of whether the proposed warehousing transaction – whereby (i) the Fund has entered into, or will enter into, an agreement with the warehousing provider that obligates the Fund or an affiliate of the BDC to make certain purchases from the warehousing provider, and (ii) the affiliate of the Fund, in turn, has entered into any guarantee agreement with the warehousing provider – constitutes a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 under the 1940 Act.

b) In addition, please state whether the Fund otherwise intends to rely on a co-investment order with respect to the warehousing transactions and, if so, provide the basis for the reliance.

c) Please explain the contemplated timing of the transactions vis-à-vis BDC election and the effectiveness of the registration statement.

d) Please provide an analysis of whether any of the warehousing transactions constitute an "unfunded commitment agreement" as defined in Rule 18f-4 under the 1940 Act.

Item 1A Risk Factors, Risks Related to the Adviser and Its Affiliates; Conflicts of Interest (Pages 80-85)

40. The section entitled "***There may be conflicts of interest related to obligations that the Adviser's senior management and investment team have to other clients***" on **Page 81** discusses certain time conflicts arisng from time constraints and other obligations to other clients. The third full paragraph contains a sentence that states "[i]n addition, we may make investments in different parts of the capital structure of companies in which other Affiliated Funds already hold an investment, subject to the 1940 Act and the conditions of the Order if granted." This sentence seems to refer to potential conflicts caused by investments rather than time constraints. Please consider breaking out into a separate bullet point this type of potential financial conflicts of interest and disclose who "we" refers. For instance, if officers and directors and employees hold such investments or other financial interests, such as holders of the Funds Series A Preferred, please disclose the potential financial and other conflicts arising from such investments.

41. The first full paragraph of the section entitled "***Our Adviser and its affiliates, officers and employees may face certain conflicts of interest***" on **Page 83,** states that "[s]ubject to the Adviser's allocation policy, Diameter and its affiliates will refer middle-market and upper middle-market loan origination activities for companies domiciled in the United States to us. .." The Registration Statement states earlier that the Fund could invest in non-US debt investments. Explain supplementally to the staff whether the allocation policy apply to referrals of non-US debt. If so, please amend this section accordingly.

42. The section entitled "***Our Adviser and its affiliates, officers and employees may face certain conflicts of interest***" on **Page 83** also discusses other conflicts that could arise with the formation of new investment vehicles. Please explain supplementally to the staff whether officers and employees could face financial conflicts of interest based on their salary or bonus calculation or personal investments in other entities that have similar investment objective to the Fund. If so, please add disclosure about those conflicts.

Item 2. Financial Information, Discussion of Mangement's Expected Operating Plans (Pages 91-99)

43. In the section entitled "*Expenses*" on **Page 92**, please include reference to the management fee and incentive fee within this disclosure.

44. The final sentence in the section entitled "*Expenses*" on **Page 24** contains a statement that the expenses listed "may ultimately be borne by shareholders." Please explain under what circumstances those listed expenses incurred would not be borne by Fund shareholders.

Item 6. Executive Compensation (Pages 105-106)

45. The second paragraph of the section entitled "*Compensation of Executive Officers*" states "[f]or the avoidance of doubt" and then describes how the Fund will be allocated certain expenses. Please explain what you mean by "for the avoidance of doubt" and if it is not relevant, consider deleting it.

Item 9. Market Price of and Dividends on the Registrant's Common Stock (Pages 107-109)

46. The last sentence of the section entitled "**Market Information**" on **Page 107** states that the purchase price of the common shares after the initial purchase will be based on the NAV as of the effective date of the purchase date. In the next section, you state that the NAV will be calculated quarterly and as necessary for each Drawdown Purchase. Please reconcile the inconsistency in the disclosure.

DECLARATION OF TRUST

47. Please add a sentence in Section 6.10 of the Declaration of Trust that the provisions regarding derivative actions do not apply to claims under the federal securities laws as you state in Section 13.4 of the Declaration regarding exclusive Delaware jurisdiction and you state on Page 115 of the Registration Statement.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (Page 117)

48. Financial statements should be included and must be audited. Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10's effective date.

Item 15. Exhibits (Page 117)

49. Section 13.5 of Article VIII of the Declaration of Trust states that the Fund, the Adviser and/or affiliates of the Adviser may negotiate side letters with certain shareholders. Please explain to us:

    a) how having a side letter with different terms would comply with Section 18 of the 1940 Act (*e.g.*, could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

b) whether different terms in any side letter could have a material, negative effect on other Fund investors;

c) whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

d) whether the terms of any side letters could include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e) whether the terms of any side letters could have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

50. Please revise the references to the agreements identified in the Exhibit Index to delete "Form of" and confirm to us that the actual agreements, not forms of, will be filed as exhibits to the Registration Statement.

GENERAL COMMENTS

51. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

52. Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

53. Please advise us if you have submitted, or expect to submit, any exemptive application (other than the co-investment exemptive application) or any no-action request in connection with the registration statement. Also, please inform the staff if the Fund is relying upon any no-action letters or other guidance previously issued by the staff.

54. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

      Should you have any questions regarding this letter, please feel free to contact me at (303) 324-6165.

                                               Sincerely,

                                               /s/ Eileen Smiley

                                               Eileen Smiley
                                               Senior Counsel

cc: Michael Spratt
        Thankam Varghese